Mail Stop 4561

August 26, 2009

Guy M. Robert
President
SunGame Corporation
501 Silverside Road, Suite 105
Wilmington, DE 19809

> **Re:** **SunGame Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 7, 2009**
> **File No. 333-158946**

Dear Mr. Robert:

We have reviewed your amended Form S-1 and your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, all references to prior comments refer to our letter dated June 1, 2009.

General

1. We note that you did not provide the acknowledgments that we requested, which appear at the end of our letter dated June 1, 2009. No later than concurrently with any request for acceleration of the effective date, provide the representations as requested. Note that the representations should be made by the company.

2. It appears that you have added 500,000 additional shares of common stock to be offered for resale by Mindzeye Consulting Pte, Ltd. in the selling shareholder table. We note that you have not included these shares in the registration fee table or on the prospectus cover page. Please explain whether this was an issuance subsequent to the filing of this registration statement.

Calculation of Registration Fee

3. We note that your revised registration fee table still does not disclose the proposed maximum offering price per unit and the amount of units you are offering. Please revise.

4. In response to prior comment 3, you state that you believe that it is not necessary to register the underlying common shares of the warrants because the expiration

date of the warrants is two years. Please note that regardless of the expiration date, if the warrants are <u>exercisable</u> within one year, the offer and sale of the underlying securities must be included in this registration statement. In this regard, it appears that the warrants that you are offering as part of the units entitle the holder to purchase one share of common stock at a fixed price for up to two years commencing on the date of issuance of the warrant. Because the warrants appear to be exercisable within one year, please revise your registration statement to include the underlying securities at this time. Note that disclosure related to the treatment of shares underlying warrants should be revised throughout, as appropriate, and that the risk that appears under the subheading "Investors may be unable to exercise warrants due to lack of current registration statement" on page 13, should be removed in its entirety.

Cover Page of Prospectus

5.   Please clarify your disclosure on the cover page and revise to eliminate the unnecessary use of parenthetical phrases to identify units, common stock and warrants. Specifically, please revise the initial reference to the number of units offered to indicate that you are offering 1,000,000 units each consisting of one share of common stock, one "B" warrant, and one "C" warrant. The excess detail appears unnecessary and may be confusing to investors.

Item 3. Prospectus Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges, page 3

Our Company, page 3

6.   We note that your revised prospectus summary does not summarize your plan of operations. Please revise to briefly describe your principal products and to explain how you plan to generate revenue. Provide this information in concise, clear terms in accordance with Item 503(a) of Regulation S-K.

Our Company Risk Factors, page 5

7.   Your response to prior comment 8 notwithstanding, some of your risk factor subheadings still do not clearly convey the risk described in the text. For example, on page 8, you state that you "rely on independent third parties to develop some of [y]our software products." Please review your subheadings to specifically identify the risk to your company, industry, or security.

We are exposed to seasonality in the sale of our products, page 8

8.   Although you revised some of your risk factors in response to prior comment 10, it appears that some of the risk factors still suggest that you are generating

revenue. For example, you state in this risk factor that your "net revenues, gross profits, and operating income, historically, are highest during the second half of the calendar year." Please clarify how seasonality impacts your development stage business. Please revise as appropriate.

Item 7. Selling Security Holders, page 17

9.   We note that you have not disclosed how all of the selling shareholders acquired the securities that you are being registered. Please discuss how each selling shareholder acquired the shares to be resold and include the material terms of the transactions. Confirm in your response letter that you have filed the agreement(s) that evidence the instrument(s) that define the rights of the shareholders.

10.   We note your response to prior comment 14. Please include disclosure regarding the assumptions used in calculating the shares to be owned after completion of the offering, e.g., that none of the shares are sold. Alternatively, consistent with your treatment of the sale of units, you may wish to revise your disclosure based on the assumption that all of the shares offered by shareholders are sold.

Item 9. Description of Securities, page 21

11.   You disclose on page 21 that you have 1,000,000 Class "A" Warrants outstanding but state on page 5 that you have 50,000 Class "A" Warrants outstanding. Please explain.

Item 11. Information with respect to the registrant, page 23

Market Opportunity, page 24

12.   Although you removed some references to third-party statements in your registration statement, we note references to the Yankee Group on page 25 and Gartner Research on page 31. Please refer to prior comment 20. To the extent that you retain such statements in your filing, please provide us with copies of the relevant portions of the industry research reports that you cite.

Expansion Strategy, page 30

13.   It appears that you have not provided support for your claim that you will be a "premier marketer of money related activities that will have distinct comparative advantages compared to both direct and indirect competitors." If you are unable to provide a reasonable basis for this statement, please remove it. Refer to prior comment 22.

Financial Statements

Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

Note 7. Stockholder's Deficiency, page F-9

14.   We note your responses to prior comments 28 and 30. In your responses, you
        indicate that the fair value of each issuance of common stock was based on the
        value of services received pursuant to paragraph 7 of SFAS 123R. However, we
        note that two of the issuances of stock for services were to related parties,
        Adversor, Inc. and Mr. Goss. As a result, please provide us with objective
        evidence that supports your determination of the fair value of the underlying
        shares of common stock at each grant or issue date given the increase in your
        stock price of from June 2008 through October 2008 of $0.055 to $0.25 per share.
        In your response, discuss your consideration of the significant factors or
        intervening events within the company, the assumptions made, and the
        methodologies used in determining the fair value of your common stock that
        explain the changes in the fair value of your common stock.

H. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 35

Liquidity, page 36

15.   You discuss how the sale proceeds from the offering will be used but do not
        discuss any material costs you expect to incur as a result of becoming a publicly
        reporting company. Please refer to prior comment 31 and also discuss any known
        trends, demands or uncertainties that may affect your financial condition.

16.   It does not appear that you have provided disclosure responsive to prior comment
        33, which we reissue. Please provide the disclosure requested or advise.

L. Executive and Directors Compensation, page 41

Summary Executives Compensation Table, page 41

17.   You state that Mr. Robert is "employed as an executive officer of [SunGame] by
        Adversor, Inc., a majority shareholder of [SunGame]" and is paid 49% of any
        dividends by Adversor as compensation for his services. Please refer to prior
        comment 36 and include the compensation received by Mr. Robert in the

summary compensation table. Alternatively, explain in your response letter why you have determined that this information does not need to be disclosed pursuant to Item 402(m) of Regulation S-K.

N. Certain Relationships, Related Transactions, Promoters and Control Persons, page 43

18.   In response to prior comment 38, it appears that you have not identified any persons as promoters during the past five fiscal years. However, you disclose that Mr. Robert has served as the President, Chief Executive Officer, and a Director of SunGame since inception. It appears that Mr. Robert may have directly or indirectly taken initiative "in founding and organizing the business of" SunGame and thus may be deemed a promoter of the company. Please explain why you believe that Mr. Robert is not a promoter, within the meaning of Rule 405 of the Securities Act of 1933. Alternatively, provide the disclosure required by Item 404(d)(2) and Item 401(g) of Regulation S-K.

Item 17. Undertakings, page 48

19.   We note that you have not provided the undertakings required by Item 512(a)(5) or (a)(6) of Regulation S-K as previously requested nor explained to us why you believe these undertakings do not apply to your offering. Please refer to prior comment 42 and revise accordingly, or provide us with your analysis as to why you believe these undertakings are not applicable.

*   *   *   *   *

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3457. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile at (303) 431-1567
        Michael A. Littman